UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):   ☐  Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended:  August 31, 2017

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

☐   Transition Report on Form N-SAR

For the Transition Period Ended: ____________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Arkados Group, Inc.

Full Name of Registrant:

Former Name if Applicable

One Gateway Center, Suite 2600, Office 11

Address of Principal Executive Office (Street and Number)

Newark, NJ 07102

City, State, Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time-period.

Arkados Group, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended August 31, 2017 (the “Form 10-Q”) within the prescribed time period because the Company has experienced a delay in completing the information necessary for inclusion in the Form 10-Q for the respective period.

The Company currently anticipates that the Form 10-Q will be filed as soon as practicable and no later than five calendar days following its prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Terrence DeFranco	862	373-1988
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Arkados Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 17, 2017	By:	/s/ Terrence DeFranco
Terrence DeFranco, President and Chief Executive Officer

 PART IV - OTHER INFORMATION

(3)       It is anticipated that there will be a significant change in results of operations from the quarter ended August 31, 2016 as reflected by the earnings statements to be included in the Form 10-Q for the period ended August 31, 2017. As previously described in the Current Report on Form 8-K filed by the Company on May 9, 2017, the Company completed its acquisition of substantially all the assets of SolBright Renewable Energy, LLC. As a result of such acquisition, the net sales of the Company increased from $424,487 as of August 31, 2016 to $6,005,863 as of August 31, 2017. Accordingly, it is anticipated that the net loss for the period ended August 31, 2017 reflected in the subject Form 10-Q will be $4,153,188, as compared to the net loss for the period ended August 31, 2016 of $286,974.